EXHIBIT 21

Subsidiaries of the Registrant

Globecomm Network Services Corporation	Delaware
Globecomm Services Maryland LLC	Delaware
GSI Properties Corp.	New York
Cachendo LLC	Delaware
B.V. Mach 6	Netherlands
Telaurus Communications LLC	Delaware
Telaurus Communications Pte. Ltd.	Singapore
Melat Networks Inc.	Delaware